Investor Relations

Holcim

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 87 19

Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9

Zürich, January 25, 2005

File N° 82-4093


05005482

Dear Sirs,

Please find enclosed :

- **Sale of Holcim treasury shares successfully concluded.**


THOMSON
FINANCIAL

Yours sincerely

Martin Beu

File N° 82-4093

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

Media release

Sale of Holcim treasury shares successfully concluded.

25 January 2004 - In connection with the financing of the bid in India and the offer made to shareholders of Aggregates Industries plc announced on January 20, 2005, Holcim has concluded the sale of treasury shares in the amount of approximately CHF 430 million. The shares were successfully placed in the market during the last few days.

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Holcim is one of the world's leading suppliers of cement, aggregates (gravel and sand), concrete and construction-related services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German at http://www.holcim.com/news.

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Corporate Communications: Phone +41 58 858 87 10
Investor Relations: Phone +41 58 858 87 87

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Internet: www.holcim.com

In order to unsubscribe please send an empty email to unsubscribe@holcim.com.

Unless otherwise determined by Holcim, the Offer (including the Loan Note Alternative) will not be made, directly or indirectly, in or into, or by use of the mails or any means or instrumentality (including, without limitation, facsimile transmission, telephone and internet) or interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States, Australia, Canada or Japan. The Offer (including the Loan Note Alternative) will not be capable of acceptance from or within any of these jurisdictions or by use of any means, instrumentality or facilities. Accordingly, copies of this media release are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from any of the United States, Australia, Canada or Japan and persons receiving this press release (including custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdictions.